Exhibit 99.4

CONSENT OF DIRECTOR NOMINEE

This consent relates to the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by Eclipse Resources Corporation (“Eclipse”) registering securities of Eclipse to be issued pursuant to the Agreement and Plan of Merger, dated as of August 25, 2018, among Eclipse, Everest Merger Sub Inc. and Blue Ridge Mountain Resources, Inc. (the “Merger Agreement”).

Pursuant to Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents (i) to the undersigned’s being named in the Registration Statement (including any and all amendments thereto and the consent solicitation statement/information statement/prospectus forming a part thereof) as a person who will become a director of Eclipse upon consummation of the Merger (as defined in the Merger Agreement) and (ii) to the filing of this consent as an exhibit to the Registration Statement.

Dated: October 10, 2018

/s/ John K. Reinhart
John K. Reinhart